FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                  10 June 2004


                               File no. 0-17630


                        CRH - Trading Update Notification



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Trading Update Notification released on 10 June 2004





                           N E W S      R E L E A S E



                                                                    10 June 2004

                                    CRH plc



                         TRADING STATEMENT NOTIFICATION





As part of its ongoing investor relations activity and as previously announced, CRH plc will issue a trading update in relation to the six months ending 30 June 2004 at 7.00 a.m. BST on 6 July 2004. This statement will be issued concurrently with CRH's regular half yearly development strategy update which will include details of bolt-on acquisitions completed during the six months ending 30 June 2004.



CRH will host an analysts' conference call at 8.00 a.m. BST on 6 July 2004 to discuss the updates. The dial-in number is +44 20 7162 0125.



A recording of this conference call will be available from 10:00 a.m BST on 6 July 2004 by dialing +44 20 8288 4459. The security code for the replay will be 923252.



CRH's interim results for the period ending 30 June 2004 will be issued on 31 August 2004.









                                 -------------

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000
                               FAX +353.1.4041007

   E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam
                           Square, Dublin 2, Ireland


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date: 10 June 2004



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director